UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

IMPERIAL SUGAR COMPANY

(Name of Subject Company)

LOUIS DREYFUS COMMODITIES SUBSIDIARY INC.

a wholly-owned Subsidiary of

LD COMMODITIES SUGAR HOLDINGS LLC

a wholly-owned Subsidiary of

LOUIS DREYFUS COMMODITIES LLC

(Names of Filing Persons (Offerors))

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

453096208

(Cusip Number of Class of Securities)

Cornelius J. Grealy

Chief Legal Officer

Louis Dreyfus Commodities LLC

40 Danbury Road

P.O. Box 810

Wilton, CT 06897-0810

(203) 761-2351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Roger W. Wells

McGrath North Mullin & Kratz, PC LLO

First National Tower, Suite 3700

1601 Dodge Street

Omaha, NE 68102

(402) 341-3070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$79,215,044	$9,079

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $6.35, the tender offer price, by (b) the sum of (i) 12,241,530, the issued and outstanding shares of Imperial Sugar common stock, (ii) 45,574, the number of shares of Imperial Sugar common stock issuable by Imperial Sugar upon the exercise of outstanding stock options pursuant to Imperial Sugar’s stock plans and (iii) 187,706, the number of shares of Imperial Sugar common stock issuable by Imperial Sugar upon the vesting of restricted stock awards pursuant to Imperial Sugar’s stock plans. The foregoing share figures have been provided by the issuer to the offerors and are as of May 8, 2012, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,079	Filing Party: Louis Dreyfus Commodities Subsidiary Inc., LD Commodities Sugar Holdings LLC and Louis Dreyfus Commodities LLC
Form or Registration No.: Schedule TO	Date Filed: May 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Purchaser”), a wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company, a wholly-owned subsidiary of Louis Dreyfus Commodities LLC, a Delaware limited liability company. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value per share (together with the associated preferred share purchase rights, the “Shares”), of Imperial Sugar Company, a Texas corporation, at $6.35 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares, dated May 11, 2012, and Letter of Transmittal for Restricted Shares, dated May 11, 2012, copies of which are attached as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal for Shares and Letter of Transmittal for Restricted Shares, including all schedules thereto, as previously amended, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 and Item 12 in this Schedule TO.

Item 1. Terms of the Offer

Item 1 of the Schedule TO is hereby amended and supplemented as follows::

“On June 19, 2012, the Purchaser extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Tuesday, June 19, 2012 to permit delivery of additional shares tendered through notices of guaranteed delivery. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on June 18, 2012. The Depositary for the tender offer has advised that, as of 5:00 p.m., New York City time, on Monday, June 18, 2012, 8,735,700 shares of Imperial Sugar common stock have been tendered and not withdrawn, representing approximately 70.03% of the outstanding shares on a fully-diluted basis, including approximately 530,744 shares tendered through notices of guaranteed delivery. The press release announcing the extension of the Offer is filed as Exhibit (a)(i)(xi) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(xi)	Press Release issued by Louis Dreyfus Commodities LLC dated June 19, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012	Louis Dreyfus Commodities Subsidiary Inc.

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	President

LD Commodities Sugar Holdings LLC

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	Vice President

Louis Dreyfus Commodities LLC

	By:	/s/ Jan-Mikael Morn
		Name:	Jan-Mikael Morn
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated May 11, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal for Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Letter of Transmittal for Restricted Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vii)	Joint Press Release issued by Louis Dreyfus Commodities LLC and Imperial Sugar Company dated May 1, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Imperial Sugar Company with the Securities and Exchange Commission on May 1, 2012).

(a)(1)(viii)	Joint Press Release issued by Louis Dreyfus Commodities LLC and Imperial Sugar Company dated May 11, 2012.*

(a)(1)(ix)	Press Release issued by Louis Dreyfus Commodities LLC dated June 11, 2012.*

(a)(1)(x)	Press Release issued by Louis Dreyfus Commodities LLC dated June 18, 2012.*

(a)(1)(xi)	Press Release issued by Louis Dreyfus Commodities LLC dated June 19, 2012.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Imperial Sugar Company filed May 11, 2012, incorporated herein by reference.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, by and among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and Imperial Sugar Company.*

(d)(2)	Form of Tender and Voting Agreement, among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and certain stockholders of Imperial Sugar.*

(d)(3)	Confidentiality Letter Agreement, dated July 22, 2011, between Louis Dreyfus Commodities LLC and Imperial Sugar Company.*

(d)(4)	Amendment to Confidentiality Letter Agreement, dated April 16, 2012 between Louis Dreyfus Commodities LLC and Imperial Sugar Company.*

(d)(5)	Amendment to Confidentiality Letter Agreement dated April 26, 2012 between Louis Dreyfus Commodities LLC and Imperial Sugar Company.*

(d)(6)	Exclusivity Letter Agreement dated April 13, 2012 between Louis Dreyfus Commodities LLC and Imperial Sugar Company.*

(d)(7)	Amendment to Exclusivity Letter Agreement dated April 29, 2012 between Louis Dreyfus Commodities LLC and Imperial Sugar Company.*

(d)(8)	Guarantee between Louis Dreyfus Commodities LLC and Imperial Sugar Company dated May 1, 2012 (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed by Imperial Sugar Company with the Securities and Exchange Commission on May 1, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.